UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 2025	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On May 13, 2025, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) held the 8th meeting of its 11th Board of Directors (the “Board”), at which time the following matters were resolved with public announcements made in Taiwan regarding such resolutions:

(1)
The Company’s Q1 2025 consolidated financial statements; and
(2)
Repurchase shares as treasury shares for transfer to employees.

With respect to resolution (1), the Company’s consolidated results for the three months ended March 31, 2025 include:

- operating revenue of NT$5,532,332 thousand,

- gross profit from operations of NT$518,388 thousand,

- operating profit of NT$116,028 thousand,

- profit before income tax of NT$198,113 thousand,

- profit of NT$176,305 thousand,

- profit attributable to equity holders of the Company of NT$176,305 thousand,

- basic earnings per share of NT$0.24; and

as of March 31, 2025,

- total assets of NT$43,213,590 thousand,

- total liabilities of NT$18,270,101 thousand,

- equity attributable to equity holders of the Company of NT$24,943,489 thousand.

With respect to resolution (2), please refer to the English version of our May 13, 2025 filing on the Taiwan Stock Exchange Corporation’s Market Observation Post System (MOPS). Attached as Exhibit 99.1 is our related press release issued on May 13, 2025.

Date of announcement: 2025/05/13

Subject: Announcement of the Company’s Board of Directors resolution to repurchase shares

Date of events:2025/05/13

To which item it meets: Article 4, Paragraph 1, Item 35 of the Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Companies with Listed Securities

Statement:

1.
Date of the board of directors resolution: 2025/05/13
2.
Purpose of the share repurchase: To transfer shares to employees
3.
Type of shares to be repurchased: Common shares
4.
Ceiling on total monetary amount of the share repurchase (NTD): 16,793,289,000
5.
Scheduled period for the repurchase: 2025/05/14~2025/07/13
6.
Number of shares to be repurchased (shares): 15,000,000
7.
Repurchase price range (NTD): 18.87~35.00, repurchase to continue if the share price is below the minimum price
8.
Method for the repurchase: To repurchase in the centralized securities exchange market
9.
Shares to be repurchased as a percentage of total issued shares of the Company (%): 2.06

10.
Cumulative number of the Company’s own shares held at the time of reporting (shares): 10,000,000
11.
Status of repurchases within three years prior to the time of reporting: (1) Actual period for repurchase: 2025/02/03~2025/03/14; Scheduled repurchase (shares): 10,000,000; Actual repurchase (shares): 10,000,000; Status of implementation (Actual shares repurchase as a percentage of scheduled repurchase): 100%
12.
Status of repurchases that have been reported but not yet completed: None
13.
Minutes of the board of directors meeting that resolved for the share repurchase:

Subject: The Company intends to repurchase shares as treasury shares for transfer to employees in accordance with the law.
Explanatory Note:

1.
To motivate employees and improve operational performance, the Company intends to repurchase shares pursuant Articles 28-2 of the “Securities and Exchange Act” and the “Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies”. The repurchased shares will be transferred to employees in one or more installments within five years from the date of repurchase. Any shares not transferred within this period shall be canceled in accordance with the law.
2.
The proposed details for the repurchase of the Company’s shares are as follows:
(1) Purpose of the share repurchase: To transfer shares to employees.
(2) Type of shares to be repurchased: Common shares.
(3) Maximum total amount of shares to be repurchased: NT$525,000,000.
(4) Scheduled period for the repurchase: 2025/05/14~2025/07/13.
(5) Number of shares to be repurchased: 15,000,000 shares (A percentage of total issued shares of the Company: 2.06%).
(6) Repurchase price range: NT$18.87~NT$35.00, repurchase to continue if the share price is below the minimum price.
(7) Method for the repurchase: Authorize a securities firm to repurchase in the centralized securities exchange market using open market purchases.
3.
The reasonableness of the price of the shares to be repurchased has been obtained from KGI Securities Co., Ltd., please refer to Attachment 4.
4.
The maintenance of the Company’s capital would not be affected by the repurchase, please refer to Attachment 5.
5.
The Company has established the “RULES FOR THE THIRD REPURCHASE AND TRANSFER OF SHARES TO EMPLOYEES” for reference repurchase shares for transfer to employees, please refer to Attachment 6.
6.
It is proposed that the Chairman be authorized and their designee to fully represent the Company in handling matters related to the share repurchase and cancellation, including but not limited to determining the actual total number of shares to be repurchased, daily repurchase quantities, the actual transaction price per share, and signing related documents.
7.
This proposal has been approved by the 8th meeting of the 7th Audit Committee, and is hereby submitted to the Board of Directors for approval.
8.
Based on the foregoing, this proposal is hereby submitted to the Board of Directors for approval.

Resolution: Approved by all members present in the meeting.

14.
The Rules for Transfer of Shares set forth in Article 10 of the Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies:

ChipMOS TECHNOLOGIES INC.

RULES FOR THE THIRD REPURCHASE AND TRANSFER OF SHARES TO EMPLOYEES

Article 1 Purpose

In order to incentivize employees and enhance their team spirit, the Company has established the Rules for the Repurchase and Transfer of Shares to Employees (the “Rules”) in accordance with Subparagraph 1, Paragraph 1, Article 28-2 of the Securities and Exchange Act and the relevant provisions of the “Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies” promulgated by the Financial Supervisory Commission. The transfer of repurchased shares to employees by the Company, except as otherwise provided by relevant laws and regulations, shall be handled in accordance with the Rules.

Article 2 Type of Shares to be Transferred, Rights and Restrictions

The shares to be transferred to employees are common shares. Unless otherwise provided by relevant laws and regulations or the Rules, the rights and obligations attached thereto shall be the same as those of other outstanding common shares.

Article 3 Transfer Period

The repurchased shares may, pursuant to the Rules, be transferred to employees in one or more installments within five years from the date of repurchase.

Article 4 Qualifications of Transferees

Any employee of the Company (including employees of its domestic or foreign subsidiaries or affiliates who meet certain conditions), will be eligible to subscribe for a designated number of shares in accordance with Article 5 of the Rules, provided that such employee has been employed for at least three months prior to the record date for subscription, or has made special contributions to the Company as approved by the Board of Directors.

Article 5 Number of Shares Employees May Subscribe

The number of shares to be transferred to each employee shall be determined by the Company based on factors including the employee’s position, performance, special contributions to the Company, and alignment with the Company’s long-term strategic objectives, which shall be subject to review by the Chairman and thereafter submitted to the Audit Committee and the Board of Directors for approval. Notwithstanding the foregoing, in the case of managers and directors who concurrently serve as employees, the proposed number of shares to be transferred shall be submitted to the Remuneration Committee and the Board of Directors for approval.

Article 6 Transfer Procedures

The procedures for transferring repurchased shares to employees shall be conducted as follows:

1.
Pursuant to a resolution of the Board of Directors, the Company shall announce, report, and repurchase its own shares within the designated execution period.
2.
The Board of Directors shall, in accordance with the Rules, determine and announce the record date for employee subscription, the criteria for the number of shares available for subscription, the subscription and payment periods, the rights attached to the shares, as well as any applicable restrictions or conditions, and other relevant operational items.
3.
Upon completion of subscription and payment, the actual number of shares subscribed and paid for shall be verified, followed by the transfer and registration of share ownership.

Article 7 Transfer Price per Share

The shares repurchased by the Company and transferred to employees shall be transferred at the average actual repurchase price. However, if the total number of issued common shares of the Company increases (or decreases) prior to such transfer, the transfer price may be adjusted proportionally to reflect the increase (or decrease) in the number of issued shares. Alternatively, any transfer of shares to employees at a price below the average actual repurchase price pursuant to the Company’s Articles of Incorporation must, prior to effectuating the transfer, be approved by a resolution adopted at the most recent shareholders’ meeting. Such meeting must be attended by shareholders holding more than fifty percent (50%) of the total issued shares, and the resolution must be approved by shareholders representing at least two-thirds (2/3) of the voting rights of those present. Furthermore, the matters specified in Article 10-1 of the “Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies” must be clearly enumerated and explained in the notice of the shareholders’ meeting convened for this purpose.

Formula for Adjusting the Transfer Price:

Adjusted Transfer Price = Average Actual Repurchase Price × (Total Number of Issued Common Shares at the Time of Reporting of the Repurchase ÷ Total Number of Issued Common Shares Immediately Prior to Transfer of Repurchased Shares to Employees)

For purposes of this formula, the number of issued shares shall mean the total number of issued common shares, excluding shares repurchased by the Company that have not yet been cancelled or transferred.

Article 8 Rights and Obligations Following the Transfer

Upon the transfer of repurchased shares to employees and the completion of the corresponding registration, unless otherwise expressly provided, such shares shall carry the same rights and obligations as the original shares.

Article 9 Additional Provisions Regarding the Rights and Obligations of the Company and Employees

Employees subject to this transfer who resign between the record date for employee subscription and the subscription payment deadline shall forfeit their eligibility to subscribe.

Employees who fail to subscribe and remit payment by the subscription payment deadline shall be deemed to have waived their subscription rights. Any unsubscribed shares may be reallocated by the Board of Directors, either during the current subscription period or combined with subsequent subscription periods within the transfer period specified in Article 3, and offered to other eligible employees. The identities of such subscribers shall be submitted to the Audit Committee or the Remuneration Committee for review, and thereafter reported to the Board of Directors for approval.

Any other matters concerning the rights and obligations of the Company and its employees may be mutually agreed upon as necessary, provided that such agreements do not contravene the Securities and Exchange Act, the Company Act, or any other applicable laws and regulations.

Article 10 The Rules shall take effect upon approval by the Board of Directors and may be amended by a subsequent resolution of the Board of Directors.

Article 11 The Rules were adopted on May 13, 2025.

15.
The Rules for Conversion of Shares or the Rules for Subscription of Shares set forth in Article 11 of the Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies: N/A
16.
Declaration that the financial status of the Company has been considered by the board of directors, and that its capital maintenance will not be affected:
1.
The Company resolved to repurchase 15,000,000 shares within two months from the date of filing through the centralized securities exchange market (the place of business of a securities firm), on May 13, 2025, during the 8th meeting of the 11th Board of Directors, with more than two-thirds of the directors present and a majority of the attending directors in agreement.

2.
The total number of shares to be repurchased represents approximately 2.06% of the Company’s issued shares, and the maximum amount required for the repurchase accounts for approximately 2.25% of the Company’s current assets. The Board of Directors has duly considered the Company’s financial position and hereby declares that the repurchase of the aforementioned shares is based on the current valuation not fully reflecting the Company’s long-term fundamentals and it will not affect the maintenance of the Company’s capital.
3.
This declaration has been approved by the aforementioned Board meeting, with all nine attending directors consenting to its contents. This statement is hereby issued.
17.
Appraisal or opinion by a CPA or securities underwriter about the reasonableness of the share repurchase price:

According to the evaluation opinion provided by KGI Securities Co., Ltd., the proposed repurchase price range for the Company’s shares, set between NT$18.87 and NT$35.00 per share, is deemed reasonable. The evaluation also concludes that the repurchase will not have any significant adverse impact on the Company’s financial structure, net asset value per share, earnings per share, return on equity, liquidity ratio, etc.
The total amount for the proposed share repurchase, calculated at the maximum price of NT$35.00 per share, is NT$525,000 thousand. Based on the Company’s 2024 financial report, retained earnings (excluding special reserves), capital surplus, realized capital reserves, and the amounts deducted for declared distributions collectively amount to NT$16,793,289 thousand. This figure represents the maximum allowable amount for share repurchases, as stipulated by the “Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies”.
The calculations confirm that the proposed repurchase amount does not exceed the regulatory limits, and the predetermined repurchase price range is deemed reasonable.

18.
Other matters stipulated by the SFB: None.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release issued by ChipMOS on May 13, 2025.